July 17, 2025

Ariel Cohen
Chief Executive Officer
Navan, Inc.
3045 Park Boulevard
Palo Alto, California 94306

       Re: Navan, Inc.
           Draft Registration Statement on Form S-1
           Submitted June 20, 2025
           CIK No. 0001639723
Dear Ariel Cohen:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Glossary of Terms, page iii

1. Please explain how management uses your net promoter score to monitor or manage your business and disclose any underlying assumptions and limitations in how the score is calculated or used.
Prospectus Summary
Overview, page 1

2. Please disclose the source of your statement that the industry average time to book a trip is 45 minutes.
3. Please disclose your net loss for the periods presented to provide context to your discussion about your revenue growth.
 July 17, 2025
Page 2

Key Benefits of Our Platform, page 4

4. Please disclose the median savings on travel recognized by your customers to provide context to your statement that your customers have recognized up to 15% savings on travel.
Summary Consolidated Financial and Other Data, page 15

5. Please revise to also adjust the numerator of pro forma basic and diluted net loss per share attributable to common stockholders for the fair value adjustments related to the automatic conversion of the redeemable convertible preferred stock warrant to a Class
       A common stock warrant and the elimination of the embedded derivative liability associated with the conversion of the Convertible Notes in connection with the closing of this offering or explain. Also, confirm that the pro forma consolidated balance sheet data will reflect the elimination of the embedded derivative liability upon the
       Note Conversion.
Special Note Regarding Forward-Looking Statements, page 74

6. We note your disclosure that "while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements."
       Please delete or revise this disclosure, as it is inappropriate to disclaim responsibility for the information you choose to provide in your prospectus.
Industry and Market Data, page 75

7.     Please revise the statement in the first paragraph that    neither we
nor the
       underwriters can guarantee the accuracy or completeness of any such information
       contained in this prospectus    to remove the implication that you are
not responsible
       for the accuracy and completeness of the statements made in the registration statement.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Fiscal Years Ended January 31, 2025 and 2024, page 95

8. Please revise to quantify the impact that the increased adoption of your Expense
       Management offering had on the change in revenue. Refer to Item 303(b) of
       Regulation S-K.
Liquidity and Capital Resources, page 100

9. You indicate that you believe the amounts available for borrowing under the
       Warehouse Credit Facility and the ABL Facility, in addition to other cash resources, will be sufficient to meet your requirements and plans for cash for at least the next 12 months and beyond. Please revise to disclose your available borrowing capacity as of the most recent balance sheet date. Refer to Item 303(b)(1)(ii)(A) of Regulation S-K.
 July 17, 2025
Page 3

Critical Accounting Policies and Estimates
Common Stock Valuations, page 107

10. Please provide us with a chronological listing of all equity awards granted in fiscal
       2025 and through the date of effectiveness of the registration statement, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Also compare the most recent valuation to the mid-point of the estimated price range of this offering. End-to-End AI-Driven Software Platform for Travel, Payments, and Expense
The Most Advanced Travel Infrastructure, page 120

11. We note various references to your "partnerships" and "direct connections" with airlines, lodging properties, train providers, rental car companies, black car vendors, banks, and issuing partners. Please describe such arrangements in greater detail including the extent to which you generate revenues from these arrangements.
Description of Material Indebtedness
Warehouse Credit Facility, page 174

12. Please file the April 16, 2025 amendment to the Warehouse Facility Agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(i)(A) of Regulation S-
       K.
Corporate Card Receivables and Allowance for Expected Credit Losses, page F-10

13. Please revise to ensure you provide all of the applicable disclosures required in ASC
       326-20-50. For example, revise to disclose the amortized cost basis within each credit quality indicator by year of origination, how you considered reasonable and supportable forecasts about the future in estimating the allowance for credit losses, and an aging analysis of past due amounts.
Notes to Consolidated Financial Statements
Note 1 - Description of Business and Significant Accounting Policies
Accounts Receivable and Allowance for Expected Credit Losses, page F-10

14. We note you estimate expected credit losses based on various factors, including the age of the receivable balance, credit quality of the customer, past collection experience with the customer, as well as current market conditions and customer financial conditions. Tell us how your methodology considers the guidance in ASC
       326-20-30-9 that you should also consider the need to adjust historical information for reasonable and supportable forecasts in estimating expected credit losses.
Impairment of Long-Lived Assets, page F-13

15. We note your accounting policy disclosure discusses when you review long-lived assets for impairment. Please expand the disclosure to also discuss how you measure the impairment losses based on the guidance in ASC 360-10-35-17.
 July 17, 2025
Page 4

Note 2 - Revenue, page F-18

16. Please revise to disaggregate revenue by type of product and by type of contract. For example, consider disclosing the amount of revenue generated from your travel and expense management platform, from your on-demand travel management services, from travel supply fees, and from partner fees, in addition to the amount of revenue earned from platform customers on a per-booking transaction, from platform customers on subscription basis, from travel supply and payment partners on a per transaction basis, and from travel supply and payment partners based on cumulative actual booking or transaction dollar volume. Also, consider disaggregating revenue by the type of offerings on your platform, such as Travel, Corporate Payments, Expense
       Management, Meetings and Events, VIP, and Bleisure. Refer to ASC 280-10-50-40
       and ASC 606-10-55-89 through 55-91.
General

17. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications.
        Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488
if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   John McKenna